
05005939

GLOBAL MARKETS CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

January 30, 2005



Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom It May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Enclosed is : A copy of the 2nd Quarter results for the Company's financial year 2004-5, a copy of the Company's letter dated November 30, 2004 to the Jamaican Stock Exchange enclosing 2nd Quarter unaudited results for the 2nd Quarter ended October 16, 2004 together with the Company Sectretary's report pursuant to Rule 407A of the Stock Exchange Rules. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,



Mark R. Saunders

Encl.





Jamaica Broilers Group Limited

December 21, 2004

Mr. Mark Saunders
President
Global Markets Capital Corporation
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174
U.S.A.

Dear Mr. Saunders:

Re: Jamaica Broilers Group Limited ("the Company")

I enclose, for your submission to the SEC on the Company's behalf, a copy of the 2nd Quarter results for the Company's financial year 2004-05, a copy of the Company's letter dated November 30, 2004 to the Jamaica Stock Exchange enclosing 2nd Quarter unaudited results for the 2nd Quarter ended October 16, 2004 together with the Company Secretary's report pursuant to Rule 407A (vii) of the Stock Exchange Rules.

Yours truly,
Jamaica Broilers Group Limited

PETER A. DEPASS
Company Secretary

PAD/kkb

Encls.

F:\DEPTS\LAW2\J080-25\9\Saunders.Ltr.8.wpd

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel: (876) 943-4376, 943-4370 Fax: (876) 943-4322

November 30, 2004

Mrs. Marlene Street
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mrs. Street:

Re: Jamaica Broilers Group Limited - 2nd Quarter Results 2004-2005

With reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two (2) copies of the unaudited results of our Second Quarter ended October 16, 2004.

The Company Secretary's report for the quarter ending on October 16, 2004 showing the stockholdings of the Company's Directors and senior management and their connected persons and the shareholdings of those persons holding the ten (10) largest blocks of shares will follow shortly.

Yours truly,
Jamaica Broilers Group Limited



PETER A. DePASS
Company Secretary

Encls.

cc: Mr. Donald Patterson
Act. Vice President, Accounting

F:\DEPTS\LAW2\J080-25\8\Street.2ndQrt.Results2004-2005.wpd

Ja Broilers Group Ltd

Report on Quarter ended October 16, 2004

Commentary on unaudited 2nd quarter results

The Directors of Jamaica Broilers Group Ltd are pleased to release the unaudited financial results for the quarter ended October 16, 2004.

These statements have been prepared in accordance with, and comply with, International Financial Reporting Standards.

The Group's turnover for this quarter, when compared to the corresponding period last year, showed an increase of 10% to $1.92 billion. However, gross profits decreased by 15%, primarily due to the effects of Hurricane Ivan.

The operations in this quarter were severely impacted by the passage of Hurricane Ivan on September 10, 2004. Poultry sales were significantly reduced as a result of inadequate supplies of electricity for cold storage at the premises of customers. Feed and baby chick sales were also reduced, primarily due to unavailability of power to customers.

Gross profits as a percentage of turnover, year to date, therefore declined to 21.8% compared to 25.79% for the corresponding period last year.

The reductions in sales and increased operating costs, which were a direct result of Hurricane Ivan, are covered by business interruption (BI) insurance. Included in other operating income is J$ 92 million - representing the expected BI insurance recovery for such losses in periods 5 and 6. BI insurance claims are also to be made in respect of periods 7 and 8. Losses incurred on livestock and property are covered under separate insurance policies and claims in this regard are also being discussed with our insurers.

As expected the sale of the investment property at Hope Road, Kingston was completed in this quarter and a profit on sale of J$115 million was brought to account.

The company's results were also impacted by inflation in the economy, as reflected in the year - to - date increases in distribution and administrative expenses over the corresponding period last year.

Against this background , profit before tax for this quarter was 67% higher than the corresponding period last year. and profits after tax attributable to stockholders for the quarter increased from $106 million to $216 million This equates to earnings per stock unit of 18.01 cents , up from 8.84 cents in 2003

We can also report that there are signs of softening in the US$ cost of grains imported from the USA. This will serve to offset other inflationary factors in the third and fourth quarters.

The staff, management and Board remain committed, under God's guidance, to further improving shareholder value in the remaining quarters of this financial year.





Christopher Levy
Director

Malcolm McDonald
Director

November 29,2004

Ja Broilers Group Ltd

Interim Consolidated Profit and Loss account
as at October 16, 2004

Unaudited	Quarter ended October 16,2004 $000	Quarter ended October 18,2003 $000	Six periods to October 16,2004 $000	Six periods to October 18,2003 $000
Turnover	1,921,347	1,753,621	3,972,642	3,454,974
Cost of Sales	(1,515,810)	(1,274,235)	(3,108,324)	(2,563,823)
Gross Profit	405,537	479,386	864,318	891,151
Other operating income	103,514	6,046	110,148	13,802
Distribution Costs	(49,934)	(50,247)	(108,685)	(100,901)
Administrative and other expenses	(326,615)	(281,251)	(643,353)	(550,105)
Operating Profit	132,502	153,934	222,428	253,947
Finance costs (net)	(10,757)	(12,618)	(8,454)	(38,661)
Profit on sale of investment property	114,744		114,744	
Profit before taxation	236,489	141,316	328,718	215,286
Taxation	(20,497)	(35,347)	(41,810)	(52,718)
Net Profit after tax	215,992	105,969	286,908	162,568
Minority interest	-	-		
Net Profit attributable to stockholders of Holding Company	215,992	105,969	286,908	162,568
Earnings per Stock Unit-cents	18.01	8.84	23.92	13.56

Segment Reporting Information
Consolidated
Six Periods ended October 16,2004

	Poultry Operations ($000's)	Feed & Farm Supplies ($000's)	Fish Operations ($000's)	Other ($000's)		Eliminations ($000's)	Group Total ($000's)
REVENUE							
External Sales	2,208,323	1,245,232	127,955	391,131		-	3,972,642
Inter-Segment Sales	9,371	66,417	-	334,713	-	(410,501)	-
Total revenue	**2,217,694**	**1,311,649**	**127,955**	**725,845**	**-**	**(410,501)**	**3,972,642**
RESULT							
Segment Result	242,014	102,684	(23,684)	35,471			356,485
Unallocated corporate expenses							(226,163)
Finance costs							(8,454)
Profit on sale of investment property							114,744
Business interruption insurance proceeds							92,104
Profit Before Taxation							**328,717**
Taxation							(41,810)
Profit from ordinary activities After Taxation							**286,907**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,496,020	677,761	349,680	1,356,491	3,319,761	(2,067,219)	5,132,495
Segment Liabilities	371,841	571,380	283,630	451,096	2,849,673	(2,805,451)	1,722,167

Segment Reporting Information
Consolidated
Six Periods ended October 18, 2003

	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other		Eliminations	Group Total
	$000	$000	$000	$000		$000	$000
REVENUE							
External Sales	1,962,916	1,029,699	135,216	327,143			3,454,974
Inter-Segment Sales	11,269	55,034		303,733	-	(370,035)	-
Total revenue	**1,974,185**	**1,084,733**	**135,216**	**630,876**	**-**	**(370,035)**	**3,454,974**
RESULT							
Segment Result	303,963	121,363	(29,957)	49,305		-	444,674
Unallocated corporate expenses							(190,727)
Finance costs							(38,661)
Profit Before Taxation							**215,286**
Taxation							(52,718)
Profit from ordinary activities after taxation							**162,568**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,432,073	629,640	319,067	1,213,072	3,472,275	(2,685,385)	4,380,741
Segment Liabilities	214,536	311,960	240,943	358,355	2,928,103	(2,242,000)	1,811,897

Consolidated Balance Sheet
(Condensed)
as at October 16, 2004

Unaudited

	October 16 2004 $000's	May 01 2004 $000's	October 18 2003 $000's
NET ASSETS EMPLOYED			
Fixed Assets	1,776,835	1,725,011	1,658,481
Goodwill	-	-	10,283
Deferred Expenditure	-	-	16,620
Investment Property	2,485	46,087	44,035
Held to Maturity Investments	404,774	572,309	471,791
Available-for-sale investments	76,786	107,502	4,449
Deferred tax asset	25,799	25,799	-
Pension Fund Surplus	153,259	153,300	148,400
Current Assets	2,696,522	2,396,961	2,269,541
Current Liabilities	(1,590,256)	(1,811,051)	(1,382,442)
	3,546,204	3,215,918	3,241,158
FINANCED BY			
Share Capital	599,638	599,638	599,639
Capital Reserve	840,293	858,631	856,122
Retained Earnings	1,476,840	1,189,932	985,571
Shareholder's equity	2,916,771	2,648,201	2,441,332
Minority Interest	5,145	5,145	5,145
Long Term Liabilities	282,699	212,834	504,810
Deferred Tax Liabilities	334,789	342,938	283,171
Employee Benefit Obligations	6,800	6,800	6,700
	3,546,204	3,215,918	3,241,158

Consolidated Statement of Changes in Shareholders' Equity
as at October 16,2004

Unaudited

		Number of Shares 000's	Share Capital $000	Capital Reserves * $000	Retained Earnings * $000	Total * $000
Balance at May 03,2003-as previously reported		1,027,952	513,976	961,574	952,426	2,427,976
Effect of adopting IFRS						
IAS 12-Income Taxes				(125,469)	(158,620)	(284,089)
IAS 19-Employee Benefits						
	Pension fund surplus				148,400	148,400
	Post retirement benefits				(6,700)	(6,700)
	Vacation leave payable				(13,682)	(13,682)
IAS 39 Financial instruments				3,810	(13,158)	(9,348)
Balance at May 03,2003 as restated		1,027,952	513,976	839,915	908,666	2,262,557
Bonus issue of shares		171,326	85,663		(85,663)	-
Translation Gain				15,596		15,596
				611		611
Net profit for period					162,568	162,568
Balance at October 18, 2003		1,199,278	599,639	856,122	985,571	2,441,332
Balance at May 01,2004		1,199,278	599,638	858,631	1,189,932	2,648,201
Translation adjustment				(18,338)		(18,338)
Reserve on revaluation of available for sale investments						
Net profit for period					286,908	286,908
Balance at October 16, 2004		1,199,278	599,638	840,293	1,476,840	2,916,771

Consolidated Statement of Cash Flow
(Condensed)
Six periods ended October 16, 2004
Unaudited

	October 16 2004 $000	October 18 2003 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	286,908	162,568
Items not affecting cash resources	(47,794)	72,695
	239,114	235,263
Changes in non-cash working capital components	(102,938)	377,345
Cash provided by/(used in) operations	136,176	612,608
Cash provided by/(Used in) financing activities	(214,650)	(22,561)
Cash (used in) provided by investing activities	229,250	(449,086)
Increase /(decrease) in net cash and cash equivalents	150,776	140,961
Net cash and cash equivalents at beginning of year	(40,912)	(40,912)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	109,864	100,049

Notes to the Interim Consolidated Financial Statements

Accounting Periods

The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

Segment reporting

The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales
Grow out and sale of started pullets

Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture

Current assets include biological assets with a carrying value of $458.9 million at October 16, 2004 ($ 414.9 million at May 01,2004)
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,.
fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified

Ja Broilers Group Ltd

Report on Quarter ended October 16, 2004

Commentary on unaudited 2nd quarter results

The Directors of Jamaica Broilers Group Ltd are pleased to release the unaudited financial results for the quarter ended October 16, 2004.

These statements have been prepared in accordance with, and comply with, International Financial Reporting Standards.

The Group's turnover for this quarter, when compared to the corresponding period last year, showed an increase of 10% to $1.92 billion. However, gross profits decreased by 15%, primarily due to the effects of Hurricane Ivan.

The operations in this quarter were severely impacted by the passage of Hurricane Ivan on September 10, 2004. Poultry sales were significantly reduced as a result of inadequate supplies of electricity for cold storage at the premises of customers. Feed and baby chick sales were also reduced, primarily due to unavailability of power to customers.

Gross profits as a percentage of turnover, year to date, therefore declined to 21.8% compared to 25.79% for the corresponding period last year.

The reductions in sales and increased operating costs, which were a direct result of Hurricane Ivan, are covered by business interruption (BI) insurance. Included in other operating income is J$ 92 million - representing the expected BI insurance recovery for such losses in periods 5 and 6. BI insurance claims are also to be made in respect of periods 7 and 8. Losses incurred on livestock and property are covered under separate insurance policies and claims in this regard are also being discussed with our insurers.

As expected the sale of the investment property at Hope Road, Kingston was completed in this quarter and a profit on sale of J$115 million was brought to account.

The company's results were also impacted by inflation in the economy, as reflected in the year - to - date increases in distribution and administrative expenses over the corresponding period last year.

Against this background , profit before tax for this quarter was 67% higher than the corresponding period last year. and profits after tax attributable to stockholders for the quarter increased from $106 million to $216 million This equates to earnings per stock unit of 18.01 cents , up from 8.84 cents in 2003

We can also report that there are signs of softening in the US$ cost of grains imported from the USA. This will serve to offset other inflationary factors in the third and fourth quarters.

The staff, management and Board remain committed, under God's guidance, to further improving shareholder value in the remaining quarters of this financial year.





Christopher Levy
Director

Malcolm McDonald
Director

November 29,2004

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at 16th **October, 2004,** are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	500,000	Shirley Williams (Joint Holder) Ravers Limited	8,373,332
Robert E. Levy President & Chief Executive Officer	12,106,096	Portland Corp. Ltd.	207,862,410
Philip E. Levy	5,748,128	Portland Corp. Ltd.	207,862,410
Christopher Levy Vice President, Poultry Operations	3,892,527	Sara Levy	664,071
Malcolm D.L. McDonald	1,970,473	-	-
I. V. (Polly) Brown	NIL	-	-
Trevor Dewdney	53,333	-	-
Barrington A. Pryce	74,548	-	-
Douglas Senior	260,534	-	-
Hirlie Williams	89,041	-	-
Claudette Cooke Vice President, Human Resource Development & Public Relations	1,581,068	-	-
Andrew Mahfood	1,750,000	-	-

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy and Christopher Levy and Mrs. Claudette Cooke, as above, Mr. Ian Parsard, Vice President, Finance & Corporate Planning who, at the above date held 707,412 stock units. Mr. Leon Headley, Vice President, Procurement & Training who, at the above date held 2,430,688 and Mr. Conley Salmon, Assistant Vice President, Marketing who at the above date held 409,224 stock units.

The holdings of those persons owning the ten (10) largest blocks of stock units as at 16th October, 2004 are set out hereunder:-

	SHAREHOLDER	AMT. OF STOCK
1.	Portland Corporation Ltd.	207,862,410
2.	Ja. Broilers Employees Trust	145,999,358
3.	Halcyon Limited	67,636,971
4.	The Arrol Trust	43,561,830
5.	National Insurance Fund	42,707,902
6.	Scotiabank Jamaica Investment Management Ltd. a/c #542	27,624,097
7.	West Indies Trust Co. a/c WT89	18,636,796
8.	LOJ-Pooled Equity Fund No. 1	18,581,379
9.	Capital & Credit Financial Group	14,253,528
10.	Carzlyn Ltd.	13,589,068



PETER A. DEPASS
Secretary
16th October, 2004